Exhibit (a)(1)(AA)

EMPEIRIA ACQUISITION CORP. ANNOUNCES COMMITMENT OF A $20 MILLION CREDIT FACILITY AND $2.5 MILLION OF PREFERRED EQUITY

NEW YORK, November 29, 2012 – Empeiria Acquisition Corp. (OTC BB: EPAQ; EPAQW; EPAQU) (“EAC” or the “Company”) today announced that it has secured a $20 million secured second-lien term loan credit facility commitment and a $2.5 million preferred equity investment to complete its previously announced merger (the “Merger”) with Integrated Drilling Equipment Company Holdings, Inc. (“IDE”).

Borrowings under the credit facility will be available upon closing of the Merger and will mature on the fourth anniversary thereof. Interest will be payable both in cash and deferred payments. The preferred stock will be issued upon closing of the Merger to certain directors and officers of EAC and will accrue dividends that are payable only with additional shares of preferred stock. The Company intends to use the proceeds from the new term loan and the preferred stock to pay the cash consideration in connection with the Merger, repay a portion of the outstanding senior debt of IDE, and pay certain Merger-related fees and expenses. IDE’s existing senior secured revolving credit facility will remain in place following the Merger.

EAC is currently conducting a tender offer to purchase up to 5,520,000 shares of its common stock. EAC’s tender offer is conditioned upon, among other conditions, its ability to obtain new financing in an amount sufficient to consummate the Merger in the event more than 3,809,000 of its shares of common stock are tendered in the tender offer. This condition has now been satisfied.

The credit facility and preferred equity investment are subject to certain conditions, including the execution of definitive documentation and not more than 5,520,000 shares of common stock being validly tendered and not withdrawn prior to the expiration of the tender offer.

Alan Menkes, CEO of EAC, said: “We are pleased to obtain these financing commitments which will provide us with sufficient funds to pay the cash portion of the merger consideration payable to IDE’s shareholders. Furthermore, these commitments are a reflection of the confidence that our team and the lenders have in the prospects for IDE’s business and its superb management team.”

Stockholders who desire to own shares of the Company’s common stock subsequent to the proposed acquisition of IDE should not tender their shares of common stock in the tender offer. Stockholders who have previously tendered their shares of common stock do not need to take any other actions unless they desire to withdraw their shares, which they may do in accordance with the procedures described in the letter of transmittal and other related tender offer documents that EAC has filed with the SEC.

Each of Empeiria Investors LLC, EAC’s sponsor, and EAC’s officers and directors has agreed not to tender any shares of common stock pursuant to the tender offer.

Morrow & Co., LLC is acting as the information agent, and the depositary is Continental Stock Transfer & Trust Company. For questions and information, call the information agent toll free at (800) 607-0088 (banks and brokers call collect at (203) 658-9400).

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of EAC common stock. The solicitation of offers to buy shares of EAC common stock will only be made pursuant to the Offer to Purchase, dated October 19, 2012 (as may be amended or supplemented), the related Letter of Transmittal, and other related documents that EAC is sending to its securityholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are being distributed by EAC to EAC’s securityholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission (“SEC”)) will be available at no charge on the SEC’s website at www.sec.gov and from the information agent. Security holders of EAC are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the merger and the parties to the merger.

About EAC

EAC is a blank check company formed on January 24, 2011 for the purpose of acquiring one or more operating business or assets through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction. On June 21, 2011, EAC consummated its public offering of 6,000,000 units, with each unit consisting of one share of common stock and one warrant to purchase one share of its common stock. Aggregate net proceeds of $61,200,000 from the public offering and its concurrent private placement were placed in trust pending completion of EAC’s initial business transaction. If consummated, the merger with IDE would constitute EAC’s initial business transaction.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “expect,” “project,” “intend,” “plan,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction involving EAC and IDE; EAC’s and IDE’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. These risks, as well as other risks associated with the transaction, are more fully discussed in the Schedule TO filed with the SEC in connection with the merger and tender offer. Additional risks and uncertainties are identified and discussed in EAC’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither EAC nor IDE undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Contacts:

Alan B. Menkes

Chief Executive Officer

Empeiria Acquisition Corp.

212-887-1126

OR

KCSA Strategic Communications

Rob Fink / Brad Nelson

212.896.1206 / 212.896.1217

rfink@kcsa.com / bnelson@kcsa.com